Exhibit (a)(34)
Open letter to SCOR Shareholders from the Directors of Converium
Dear SCOR Shareholder,
We are writing to explain the reasons behind our opposition to SCOR’s recent bid for Converium and to ask that you move to vote against the capital increase at the SCOR extraordinary general meeting arranged for April 26th, which would have the effect of blocking the offer.
It is our belief that you have not received all pieces of information needed to properly weigh the pros and cons of the proposed combination.
We, supported by our management team, oppose SCOR’s offer because of major execution, integration and business risks. These, we believe, would undermine the combined company’s growth prospects and the value of your SCOR shares.
A hostile takeover bid is unprecedented in the reinsurance arena. It therefore presents considerable business and integration risks in terms of staff and customer retention.
Our underwriters are the bedrock on which our business is based. A hostile takeover, followed by a prolonged period of difficult integration could cause both SCOR and Converium to lose underwriters and other key staff members, which could have a significant negative impact on the franchise and prospects of a combined entity.
Our customers are motivated by choice in a sector in which there are a limited number of reinsurance providers. A combination of SCOR and Converium reduces that choice. Given the overlap between our businesses we would expect to lose premium income of approximately USD 330 million.
In addition, our key joint ventures such as the participation in Global Aerospace Underwriting Managers Ltd. (GAUM) and the strategic alliance with the Medical Defence Union (MDU) are at stake should SCOR succeed with its hostile bid.
These two relationships alone are worth around USD 360 million in annual premium income. GAUM’s CEO, Tony Medniuk, points out: “Converium has been an important and highly valued partner for GAUM since 2001. Should this unsolicited offer be successful the other co-owners of the agency and members of the pool would have to seriously reassess Converium’s future participation in the pool. SCOR should not consider any part of GAUM’s business as automatically vesting to them.”
This view is also echoed by Mike Saunders, CEO of MDU: “Since 2000 the MDU and its members have benefited significantly from a mutually successful joint venture with Converium due in no small part to the strong personal relationships developed between the companies. If SCOR is successful in its hostile offer for Converium, the MDU will review the relationship in the light of its right to terminate the joint venture following a change of control.”
And, finally, the expected departure of senior management, underwriters and other valuable specialists could amount to another premium loss of more than USD 100 million. All in all, we believe the combined entity may lose premiums of up to USD 800 million.
On the financial strengths ratings front, as well, major risks are looming. According to Standard & Poor’s, the hostile nature of the offer could “place downward pressure” on SCOR’s “A-” rating should it succeed, potentially destroying significant shareholder value.
We also dispute the synergy assumptions made by SCOR as we believe the business fit between the two companies is sub-optimal and execution risks make cost saving projections wildly optimistic.

SCOR already risks squandering one of our key cost advantages, the favourable Swiss tax environment. And there are other question marks over the logic of SCOR’s position.
Its pursuit of Converium seems at odds with its stated aims of growth through life reinsurance and diversification out of European markets. The latest move for a primarily non-life business in Europe points to a strategy of growth for growth’s sake which has not been clearly thought through by SCOR’s management.
Converium’s Board and management therefore urge you to protect the value of your investment by voting against an augmentation of capital which would significantly dilute your SCOR shareholding and give SCOR’s directors carte blanche to expose you to the considerable risks we have described.
In summary, we believe that SCOR’s offer, based on assumptions which overlook the likely loss of business at both companies, is opportunistic and ill-conceived. In our industry, bigger isn’t always better.
With kindest regards,
Converium